UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Milastar Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

599100 10 4

(CUSIP Number)

Dennis J. Stevermer

President

Easton Southpaw Incorporated

7317 West Lake Street

Minneapolis, MN 55426

(952) 929-7815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2007

(Date of Event Which Requires Filing of This Statement)

CUSIP No. 599100 10 4	13D/A

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Easton Southpaw Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK, WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,716,264
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,716,264
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,716,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO
CUSIP No. 599100 10 4	13D/A

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dennis J. Stevermer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,723,264
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,723,264
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,723,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) IN

EXPLANATORY NOTE: Easton Southpaw Incorporated, a Delaware corporation ("Easton") and Dennis J. Stevermer ("Stevermer") (collectively the "Reporting Persons") are hereby filing this Amendment No. 2 to their joint Schedule 13D filed with the SEC on February 6, 2006. The purpose of this Amendment No. 2 is to revise the information contained in Item 4.

Item 4. Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the securities described herein pursuant to a merger agreement by and among Milastar Corporation ("Milastar"), Milastar Acquisition Corporation and Easton. In connection with the merger, each share of Milastar common stock issued and outstanding immediately prior to the effective time of the merger (other than the shares owned beneficially by Stevermer or by Easton and the shares as to which a dissenting stockholder has perfected appraisal rights under Delaware law) were cancelled and converted into the right to receive $3.50 in cash.

Neither Stevermer nor Easton received any cash compensation for any of their shares of common stock or their vested stock options in the merger. Following the merger, Stevermer directly owns 7,000 shares of Class A Common Stock of Milastar and indirectly owns, through Easton, an entity he controls, 2,716,264 shares of Class A Common Stock. Stevermer thus beneficially owns 100% of the issued and outstanding common stock of Milastar following the merger.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2007

Easton Southpaw Incorporated

By: /s/ Dennis J. Stevermer

Dennis J. Stevermer, President

Dated: August 1, 2007

/s/ Dennis J. Stevermer

Dennis J. Stevermer